Aug. 19, 2022

Disclosure Review and Accounting Office

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E. (Mail Stop 5-6)

Washington, D.C. 20549

ATTN: Document Control – Edgar

RE:	RiverSource Life Insurance Company (“Registrant”)

Pre-Effective Amendment No. 1 on Form S-3

File No. 333-265678

RiverSource® Structured SolutionsSM annuity

Dear Mr. Cowan:

Registrant is filing Pre-Effective Amendment No. 1 on Form S-3 (the “Amendment”) to update the prospectus for the RiverSource® Structured SolutionsSM annuity by including financial statements incorporated by reference and to update exhibits required by Form S-3.

The Registration Statement carries forward the unsold interests currently registered on registration statements on Form S-3 File Nos. 333-253313, 333-238470 and 333-232973 (the “Prior Registration Statements”) pursuant to Rule 415(a)(6) under the 1933 Act.

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Registrant respectfully requests acceleration of the effective date of this Registration Statement to Sept. 26, 2022 or as soon as practicable thereafter. On behalf of RiverSource Distributors, Inc., the Principal Underwriter for the Account, we are forwarding with this letter a request for acceleration of the effective date of this Registration Statement.

If you have any questions or comments regarding this filing, please contact me at (612) 678-5337 or Boba Selimovic at (612) 671-7449.

Sincerely,

/s/ Nicole D. Wood
Nicole D. Wood
Assistant General Counsel and
Assistant Secretary